UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

1Q22 Results April 29, 2022

1Q22 Results 2 2 Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

1Q 1Q2 22 2 Re Res su ult lts s 3 3 The highest recurrent quarterly results ever 1 RECURRENT NET ATTRIBUTABLE PROFIT CET1 FULLY LOADED (CURRENT €M) (%) +60% +23% 12.70% 11.5-12.0% TARGET RANGE 1,651 1,400 1,341 1,294 8.60% SREP REQUIREMENT 1,033 1Q21 2Q21 3Q21 4Q21 1Q22 Mar-22 1 EPS (€) 0.14 0.18 0.20 0.19 0.24 (1) Net attributable profit and Earnings per Share (EPS) excluding non-recurring impacts (discontinued operations in 1Q21 and 2Q21 and net cost related to the restructuring process in 2Q21). 1Q22 figures do not include any non-recurring impacts. EPS calculated considering the average number of shares, taking into account the treasury shares and the executed share buyback as of March 31, 2022 and December 31, 2021.

1Q22 Results 4 Delivering on our clear commitment to shareholder value creation 2 TBV / SHARE + DIVIDENDS PROFITABILITY METRICS (€ / SHARE) (%) TBV / share Dividends RANKING EUROPEAN 3 PEER GROUP +12.6% ROTE 15.9 +4.1% #1 12.0 6.93 9.8 6.66 1 0.37 1 0.14 6.15 15.1 #1 6.56 ROE 6.52 11.4 9.3 1Q21 2021 1Q22 Mar-21 Dec-21 Mar-22 (1) April 2021 dividend per share 0.06 € (gross), October 2021 dividend per share 0.08 € (gross) and April 2022 dividend per share 0.23 € (gross). (2) Profitability metrics excluding non-recurring impacts (Discontinued operations and net cost related to the restructuring process in 1Q21 & 2021). (3) European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG. Peers data as of 12M21.

1Q22 Results 5 1Q22 key messages 1 CORE REVENUES (NII+FEES) TOTAL LOAN GROWTH EXCELLENT CORE REVENUES EVOLUTION AND ACTIVITY GROWTH +23.3% VS. 1Q21 +10.6% VS. MAR 2021 EFFICIENCY RATIO LEADING EFFICIENCY WITH POSITIVE JAWS 40.7% -528 BPS VS. 2021 THE HIGHEST OPERATING OPERATING INCOME INCOME IN OUR HISTORY +31.9% VS. 1Q21 COST OF RISK (YTD) COST OF RISK BETTER THAN EXPECTATIONS 2 0.82% 0.93% IN 2021 CET1 FL STRONG CAPITAL POSITION 12.70% ALL-TIME HIGHS IN STRATEGIC NEW CUSTOMERS ACQUIRED SUSTAINABLE FINANCING METRICS 2.4 MILLION IN 1Q22 €11 BILLION IN 1Q22 NOTE: Variations in Constant €. (1) Performing loans under management excluding repos. (2) 2021 CoR excludes the US business sold to PNC for comparison purposes. We are on track to achieve our ambitious long-term goals

1Q22 Results 6 1Q22 Profit & Loss Change Change 1Q22/1Q21 1Q22/4Q21 % constant % % constant % BBVA Group (€M) 1Q22 Net Interest Income 4,158 26.3 20.5 6.9 4.5 Net Fees and Commissions 1,241 14.1 9.5 -0.3 -0.5 Net Trading Income 580 8.7 -0.3 46.3 32.3 Other Income & Expenses -39 n.s. n.s. n.s. n.s. Gross Income 5,939 21.3 15.2 11.0 8.4 Operating Expenses -2,415 8.5 4.8 -4.7 -5.5 Operating Income 3,525 31.9 23.7 25.0 20.6 Impairment on Financial Assets -738 -17.9 -20.1 -4.7 -11.3 Provisions and Other Gains and Losses -21 -88.5 -87.5 0.7 -34.7 Income Before Tax 2,766 74.0 57.3 36.6 34.4 Income Tax -788 71.7 61.0 68.3 61.8 Non-controlling Interest -328 117.8 38.3 55.1 42.4 Net Attributable Profit (ex non-recurring impacts) 1,651 68.4 59.8 22.7 23.0 Discontinued operations 0 n.s. n.s. n.s. n.s. Net Attributable Profit (reported) 1,651 41.0 36.4 23.0 23.0

1Q22 Results 7 Very strong revenue growth NET INTEREST INCOME NET FEES AND COMMISSIONS (CONSTANT €M) (CONSTANT €M) +26.3% +6.9% +14.1% NII growth mainly Fee income driven by activity continue at very 4,158 -0.3% 3,891 acceleration high levels across the board. QoQ 3,586 1,244 1,241 impacted by 1,165 3,407 1,153 1,087 3,292 lower asset management fees due to market evolution 1Q21 2Q21 3Q21 4Q21 1Q22 1Q21 2Q21 3Q21 4Q21 1Q22 NET TRADING INCOME GROSS INCOME (CONSTANT €M) (CONSTANT €M) +21.3% +8.7% +11.0% Strong quarterly Excellent evolution +46.3% and year-over-year of NTI mainly due 5,939 performance to Global Markets 5,353 5,106 580 533 4,897 4,966 501 396 374 1Q21 2Q21 3Q21 4Q21 1Q22 1Q21 2Q21 3Q21 4Q21 1Q22

1Q22 Results 8 Loan growth acceleration in all countries and segments 1 LOAN BOOK GROWTH (CONSTANT €; YOY CHANGE; %) BBVA GROUP SPAIN MEXICO 10.6% 8.9% 6.5% 6.1% 3.4% 1.7% 1.1% 1.3% 0.1% -3.7% -0.8% -1.4% -1.5% -2.0% -6.5% Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 2 3 PERU TURKEY COLOMBIA 40.8% 17.5% 35.1% 12.6% 12.5% 29.7% 13.0% 28.1% 8.2% 23.7% 5.7% 1.7% 0.8% -0.1% -9.3% Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 (1) Performing loans under management excluding repos (Turkey and Mexico, according to local GAAP). (2) Turkish lira loans. (3) Excluding Reactiva (COVID-19 Government Program) loans.

1Q22 Results 9 Well positioned to take advantage of the new rate environment REFERENCE INTEREST RATES BBVA NII SENSITIVITY (%) (TO +100 BPS INTEREST RATES INCREASE) EURIBOR 12M 0.2 0 15-20% -0.2 -0.4 EURO BALANCE SHEET -0.6 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 04/25/22 TIIE 28D 8.0 6.0 3.4% 4.0 2.0 MEXICO 0.0 04/25/22 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 NII sensitivities to parallel interest rates movements calculated as moving averages of the last 12 months’ balance sheets as of Feb’22, using our dynamic internal model. Mexico NII sensitivity for +100bps breakdown: MXN sensitivity +2.1% USD sensitivity +1.3%. Reference interest rates since Dec’20 to Apr 25th, 2022

1Q22 Results 10

Positive jaws across the board and outstanding Operating Income evolution

POSITIVE JAWS AND COSTS GROWING BELOW INFLATION
(1Q22 YOY, %; CONSTANT €)


21.3%
FOOTPRINT INFLATION[1]
10.3%
12M AVERAGE
8.5%
Gross Income
Operating Expenses

EFFICIENCY RATIO
(%; CONSTANT €)


#1 RANKING EUROPEAN PEER GROUP[2]
45.4
40.7
1Q21
1Q22

OPERATING INCOME
(1Q22 YOY, %; CONSTANT €)


+31.9%
2,672
3,525
1Q21
1Q22

(1) Weighted by operating expenses and excluding USA and Venezuela. (2) European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG. Peers data as of 12M21.

1Q22 Results 11 Risk indicators evolution better than expected FINANCIAL ASSETS IMPAIRMENTS NPL (CONSTANT €M) (€BN) 899 774 15.7 738 14.9 15.6 15.4 15.6 661 616 1Q21 2Q21 3Q21 4Q21 1Q22 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 COST OF RISK NPL & COVERAGE RATIOS (%, YTD) (%) COVERAGE 1.17% 81% 80% 77% 76% 75% 1.00% 0.92% 0.93% 0.82% 4.3% 4.2% 4.1% 4.0% 3.9% NPL Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 NOTE: 2021 Excludes the US business sold to PNC for comparison purposes.

1Q22 Results 12 Solid capital position CET1 FULLY-LOADED (%, BPS) +5 bps +52 bps -29 bps 12.80% 12.75% 12.70% -17 bps -1 bps -10 bps 11.5-12.0% TARGET RANGE 8.60% SREP REQUIREMENT 1 Dec.2021 Results Dividend RWAs Others Mar.2022 Neon Mar.2022 Accrual (constant €) before M&A (Brazil) & AT1 Coupons impact (1) Include market related impacts and minority interests, among others.

1 1Q2 Q22 2 Re Res su ult lts s 1 13 3 Setting a new record in customer acquisition 1 NEW CUSTOMER ACQUISITION (MILLION; % ACQUISITION THROUGH DIGITAL CHANNELS) 2.4 1.9 1.9 1.8 DIGITAL ACQUISITION 1.3 +81% 1.1 57% 1Q22 vs 1Q21 TOTAL DIGITAL 6% 1Q17 1Q18 1Q19 1Q20 1Q21 1Q22 (1) Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC.

1Q22 Results 14 Investing in disruption as part of our growth strategy ENTERING NEW MARKETS THROUGH VENTURE CAPITAL INVESTMENTS IN SELECTIVE DIGITAL BANK INVESTMENTS DISRUPTION GROWTH COMPANIES (EUROPE) (UK) FINTECH FINTECH BBVA ITALY DECARBONIZATION (BRAZIL) DIGITAL ASSETS 29.7% (1) CURRENT STAKE (1) Equivalent to approximately 25.6 percent of the share capital on a fully diluted basis (this is, assuming the issuance of all the shares under all the current share options granted by the Company).

1Q22 Results 15 Advancing in our clear commitment to sustainability SUSTAINABILITY BOOSTING GROWTH SUSTAINABLE FINANCING (SUSTAINABLE BUSINESS PRODUCTION; 1Q22 VS 1Q21 € CHANGE) (€BILLION) €BN 200 €11 BN MOBILITY PLEDGE 2025 CHANNELED 1 RETAIL 2.5X FINANCING 4X IN 1Q22 COMMERCIAL Total channeled ENERGY 2X BANKING 4X €BN 2 EFFICIENCY 97 CORPORATE AND SUSTAINABLE INVESTMENT +18% CERTIFIED 3.4X BANKING CONSTRUCTION 2018 2019 2020 2021 2022 2023 2024 2025 (1) For retail clients. (2) Includes, among others, green mortgages, solar panels and efficient home appliance for retail clients. (3) According to the Dow Jones Sustainability Index 2021. Sharing #1 position in ranking. 3 BBVA, top-ranking bank worldwide

1Q22 Results 16 On track to achieve our ambitious long-term goals TBV/ SHARE + DIVIDENDS COST-TO-INCOME ROTE (YOY %) (%) (%, ANNUALIZED) 45.2 12.6 15.9 14.0 10.1 2021-24 CAGR: 9.0 12.0 42.0 40.7 2021 1Q22 ... 2024 2021 1Q22 ... 2024 2021 1Q22 ... 2024 1 SUSTAINABLE FINANCE NEW TARGET CUSTOMERS (€ BILLION; CUMULATIVE SINCE 2018) (MILLION CUMULATIVE) 10.0 200 97 86 1.0 2021 1Q22 ... 2025 2021 1Q22 ... 2024 (1) Target customers refers to those customers in which the bank wants to grow and retain, as they are considered valuable due to their assets, liabilities and/or transactionality with BBVA. We remain committed to our 11.5%-12% CET1 target range

Business Areas

1Q22 Results 18 Significant contribution of all business areas 1 RECURRENT NET ATTRIBUTABLE PROFIT (BUSINESS AREAS CONTRIBUTION TO 1Q GROWTH; CURRENT €M) +60% 58 1,651 58 288 -15 -3 231 1,033 1Q21 Spain Mexico Turkey South Rest of Corporate 1Q22 America business Center (1) Net attributable profit excluding non-recurring impacts (discontinued operations in 1Q21).

1Q22 Results 19 Spain PROFIT & LOSS (€M) ACTIVITY (MAR-22) YoY YoY Δ (%) €Bn 296.8 1Q22 vs 1 Q21 vs 4Q21 €Bn 169.1 +3.4% +5.2% Net Interest Income 859 -0.8 -0.9 Net Fees and Commissions 536 5.4 -1 0.4 Mortgages -0.3% 69.4 Net Trading Income 1 90 1 .3 389.6 Demand Other Income & Expenses 79 1 0.9 n.s Deposits 189.5 +1 2.3% Gross Income 1,663 1.9 20.8 Consumer + Credit Cards +9.6% 15.3 Operating Expenses -71 4 -5.6 -9.5 Very small businesses 15.7 +2.3% Operating Income 950 8.3 61.5 20.9 +1 3.9% Impairment on Financial Assets -89 -51 .7 -11.3 Other Commercial Time 16.4 -39.7% Deposits Provisions & other gains (losses) -1 9 -89.5 -31 .5 24.3 +4.2% Corporates + CIB Income Before Tax 841 66.1 83.2 90.8 +5.7% 13.4 -3.0% Off-BS Public sector Income Tax -239 76.4 1 37.4 Funds 10.2 +11.4% Others Net Attributable Profit 601 62.3 67.9 1 1 Cust. Funds Lending Note: Activity excludes repos. (1) Performing loans under management and customer funds under management. KEY RATIOS Customer Spread (%) Asset Quality Ratios (%) Loans: +3.4% YoY, with growth in the most profitable segments. Customer 66.4 Coverage 61.7 61.4 1.77 spread 1.73 1.71 Operating Expenses decreasing by 5.6% YoY driven by the savings coming from the restructuring plan. Yield on 1.77 4.38 loans 1.73 1.71 NPL 4.22 4.18 ratio Strong pre-provision income growth (+8.3% YoY). Efficiency ratio improving by 3.4pp to 42.9%. 0.00 Cost of 0.00 0.00 Sound Asset Quality ratios, with CoR standing at 17bps deposits CoR 0.45 0.30 (YtD) 0.17 as underlying trends remain sound. Net Attributable Profit reaching record levels since 2010. 1Q21 4Q21 1Q22 1Q21 4Q21 1Q22

1Q22 Results 20 Mexico YoY PROFIT & LOSS (CONSTANT €M) ACTIVITY (MAR-22) YoY €Bn 103.4 (CONSTANT €) +11.0% Δ Constant (%) Δ Current (%) €Bn 60.9 +8.9% vs 1 Q21 vs 4Q21 vs 1 Q21 1Q22 Net Interest Income 1 ,746 1 9.8 8.7 27.8 12.7 +1 0.9% Mortgages Net Fees and Commissions 343 1 4.1 6.1 21 .7 58.8 +1 6.8% Demand Net Trading Income 92 24.6 -21 .7 33.0 +8.5% Deposits Consumer 8.8 Other Income & Expenses 64 36.5 -2.3 45.6 +1 7.6% Credit Cards 5.4 Gross Income 2,245 19.5 6.3 27.5 +1 9.7% SMEs 3.8 Operating Expenses -756 1 2.9 2.3 20.4 10.2 -4.9% Time Operating Income 1,488 23.2 8.5 31.4 Deposits +5.7% Other Commercial 24.8 Impairment on Financial Assets -41 9 -1 4.3 11.2 -8.5 Provisions & other gains (losses) -1 n.s. n.s. n.s. Off-BS 34.4 +7.2% Funds Income Before Tax 1,068 48.0 6.5 57.9 Public sector +4.7% 5.3 Income Tax -291 45.4 29.3 55.1 1 1 Lending Cust. Funds Net Attributable Profit 777 49.0 -0.1 59.0 (1) Performing loans and Cust. Funds under management excluding repos, according to local GAAP. KEY RATIOS Sound loan growth +8.9% YoY: growth across all retail Customer Spread (%) Asset Quality Ratios (%) segments and continued recovery of commercial loans. 128.9 Good NII trends +19.8% YoY, driven by higher activity and 115.3 Yield on 106.2 Coverage loans increased customer spread. 11.22 10.99 11.44 Strong fee income supported by recovery of activity, Customer 2.96 3.17 NPL 2.96 10.16 10.25 especially in credit cards and payments. spread 9.97 ratio Positive jaws and efficiency improvement to 33.7%. 1.05 1.19 Cost of 1.02 CoR improvement of 72 bps YoY favored by the good CoR 3.55 deposits 2.84 (YtD) 2.67 underlying performance. 1Q21 4Q21 1Q22 1Q21 4Q21 1Q22

1Q22 Results 21 Turkey 1 PROFIT & LOSS (CONSTANT €M) ACTIVITY (MAR-22) YoY (CONSTANT €; Bank Only) €Bn Δ Constant (%) Δ Current (%) +4.4% FC 1 €Bn YoY 1Q22 vs 1 Q21 vs 4Q21 vs 1 Q21 7.3 -1 8.4% Time Net Interest Income 706 1 34.2 24.6 33.2 Net Fees and Commissions 1 32 50.0 26.7 -1 4.7 FC 10.1 -5.2% Net Trading Income 1 75 1 44.7 35.5 39.2 13.8 +22.6% TL +40.8% Demand Other Income & Expenses 15 5.5 n.s. -40.0 Gross Income 1,027 116.4 28.6 23.1 Commercial 9.2 +46.0% Operating Expenses -230 52.3 3.7 -1 3.4 +58.1% TL Operating Income 797 146.4 38.1 40.1 10.3 +60.4% Impairment on Financial Assets -97 38.6 -47.8 -21 .1 Time Provisions & other gains (losses) -4 n.s. -69.1 n.s. 9.6 Retail +36.1 % Income Before Tax 696 154.4 84.5 44.7 3.7 Demand +51 .8% Income Tax -1 93 261 .0 83.4 1 05.3 2 2 Lending Non-controlling Interest -254 1 27.6 84.3 29.5 Deposits Net Attributable Profit 249 129.6 85.6 30.6 (1) FC evolution excluding FX impact. (2) Performing loans and deposits under management, excluding repos, according to local GAAP. KEY RATIOS NII: Continues to increase in 1Q (+24.6% QoQ), mainly driven Customer Spread (%) Asset Quality Ratios (%) by TL loan growth, higher customer spread and a higher 78.0 contribution from CPI linkers. Coverage 74.8 4.99 FC 74.7 Excellent performance of fees across the board, especially payment services. 4.65 4.63 7.09 NPL Strong NTI, YoY growth (c.145%) mainly driven by Global 6.88 6.70 ratio Markets & FX results. TL 5.22 4.89 Efficiency improves to 22.4% (-9.4 pp YoY) thanks to the 2.55 CoR strong Gross Income growth. 1.34 1.33 1.00 (YtD) CoR in 1Q22 improves to 100 bps vs. 133bps in 12M21. 1Q21 4Q21 1Q22 1Q21 4Q21 1Q22

1Q22 Results 22 South America ACTIVITY (MAR-22) NET ATTRIBUTABLE PROFIT (CONSTANT €M) YoY (CONSTANT €) YoY €Bn 55.9 +7.6% 0 Δ Constant (%) Δ Current (%) €Bn 37.9 +11.1% 1Q22 vs 1Q21 vs 4Q21 vs 1Q21 16.0 +1 5.6% Colombia Colombia 69 51.1 1.4 47.5 Colombia 14.1 +1 7.5% Peru 51 83.4 12.3 89.7 Argentina 18 n.s. n.s. n.s. 16.5 Peru -1 2.6% 1 19 -12.0 -4.0 -11.4 Other Peru 16.8 +2.6% South America 158 68.2 3.5 58.0 8.5 Argentina +60.0% Note: Venezuela in current €m +7.1% 14.9 Argentina +41 .0% (1) Other includes BBVA Forum, Venezuela, Uruguay and Bolivia. 3.4 Other Other +8.6% 3.7 1 1 Lending Cust. Funds Note: Activity excludes repos. (1) Performing loans under management and customer funds under management. KEY RATIOS Customer Spread (%) Cost of risk (YTD, %) Colombia: double digit loan growth YoY (+17.5%) thanks to 6.51 2.29 6.13 6.12 1.85 1.62 good performance of both retail and commercial segments. Strong revenue growth, positive jaws and lower impairments (CoR improvement to 162bps) drive YoY NAP growth (+51.1%). 5.41 5.05 5.33 1.68 1.59 0.73 Peru: Loan portfolio affected by maturities of the government support program. NAP growth (+83% YoY) driven by core revenue growth (+15% YoY) and low 15.48 14.75 impairments. 14.67 2.23 2.20 2.04 Argentina: Positive Net Attributable Profit (€18M). Strong 1Q21 4Q21 1Q22 1Q21 4Q21 1Q22 core revenues performance drive NAP YoY growth.

1Q22 Takeaways

1Q22 takeaways THE HIGHEST QUARTERLY RECURRENT RESULTS EVER BETTER THAN EXPECTED OPERATING TRENDS LEADING TO 2022 GUIDANCE IMPROVEMENT IN SPAIN AND MEXICO ACCELERATING VALUE CREATION FOR OUR STAKEHOLDERS SIGNIFICANT PROGRESS IN THE EXECUTION OF OUR STRATEGY: INNOVATION, SUSTAINABILITY AND GROWTH ON TRACK TO ACHIEVE OUR AMBITIOUS LONG-TERM GOALS

Annex Gross Income breakdown CET1 Sensitivity to market impacts 01 07 P&L Accounts by business unit 02 RWAs by business Area 08 03 Customer spread by country Book Value of the main subsidiaries 09 Stages breakdown by business areas 04 TBV per share & dividends evolution 10 Garanti BBVA: wholesale funding Covid-related loans backed by State 05 11 guarantees ALCO Portfolio, NII Sensitivity Digital metrics 06 12 and LCRs & NSFRs

01 Gross Income breakdown

1Q22 Results 27 Gross Income breakdown 3M22 Spain 1,663€M Rest of business 202 €M 28% 3% South America Turkey 17% 15% 881 €M 1,027 €M 37% Mexico 2,245 €M Note: Figures exclude Corporate Center.

02 P&L Accounts by business unit Rest of Business Corporate Center Argentina (hyperinflation adjustment) Colombia Peru

1Q22 Results 29 Rest of Business Profit & Loss €M

1Q22 Results 30 Corporate Center Profit & Loss €M Δ (%) vs 1Q21 vs 4Q21 1Q22 Net Interest Income -14.6 7.2 -37 Net Fees and Commissions -4 41.8 -37.0 Net Trading Income n.s. n.s. -38 Other Income & Expenses n.s. -98.5 1 Gross Income n.s. n.s. -79 Operating Expenses -4.9 -13.3 -187 Operating Income -266 23.8 27.5 Impairment on Financial Assets n.s. n.s. 1 Provisions & other gains (losses) 18.8 -76.4 11 Income Before Tax 23.7 55.6 -255 Income Tax n.s. -5.6 46 Non-controlling interest -6 n.s. 30.0 Net Attributable Profit (ex non-recurring impacts) 7.4 79.3 -215 1 Discontinued operations - - - Net Attributable Profit (reported) n.s. 79.3 -215 (1) Includes the results from US business sold to PNC in 2021.

1Q22 Results 31 Argentina hyperinflation adjustment PROFIT & LOSS €M Hyperinflation 1Q22 1Q22 adjustment (reported) Ex. Hyperinflation Net Interest Income 319 13 305 Net Fees and Commissions 61 2 59 Net Trading Income 34 1 33 Other Income & Expenses -186 -142 -44 Gross Income 228 -125 353 Operating Expenses -146 -9 -137 Operating Income 82 -134 216 Impairment on Financial Assets (net) -47 -3 -45 Provisions (net) and other gains (losses) -5 0 -5 Income Before Tax 30 -137 167 Income Tax -5 44 -48 Non Controlling Interest -7 31 -38 Net Attributable Profit 18 -62 80

1Q22 Results 32 Colombia Profit & Loss €M CONSTANT Δ (%) vs 1Q21 vs 4Q21 1Q22 Net Interest Income 8.4 8.0 213 Net Fees and Commissions 25 19.9 25.2 Net Trading Income 236.9 2.9 24 Other Income & Expenses -17.1 -56.0 -4 Gross Income 17.4 11.2 258 Operating Expenses 10.2 2.2 -89 Operating Income 169 21.6 16.6 Impairment on Financial Assets -16.7 32.8 -55 Provisions & other gains (losses) -77.7 -58.1 -2 Income Before Tax 71.7 12.8 112 Income Tax 127.6 41.9 -41 Non-controlling interest 41.8 -6.7 -3 Net Attributable Profit 51.1 1.4 69

1Q22 Results 33 Peru Profit & Loss €M CONSTANT Δ (%) vs 1Q21 vs 4Q21 1Q22 Net Interest Income 15.9 -2.8 218 Net Fees and Commissions 11.9 1.3 64 Net Trading Income -5.2 5.7 33 Other Income & Expenses -8 -3.6 1.9 Gross Income 12.9 -1.2 306 Operating Expenses 12.4 -2.2 -119 Operating Income 13.3 -0.6 187 Impairment on Financial Assets -55.1 -18.5 -31 Provisions & other gains (losses) 33.7 -15.7 -9 Income Before Tax 63.9 5.4 148 Income Tax -37 33.3 -5.2 Non-controlling interest 72.9 7.3 -59 Net Attributable Profit 83.4 12.3 51

03 Customer Spread by country

1Q22 Results 35 Customer spreads: quarterly evolution AVERAGE 1Q21 2Q21 3Q21 4Q21 1Q22 1Q21 2Q21 3Q21 4Q21 1Q22 Spain 1.77% 1.76% 1.75% 1.73% 1.71% Turkey TL 2.55% 2.88% 3.43% 4.89% 5.22% Yield on Loans 1.77% 1.75% 1.74% 1.73% 1.71% Yield on Loans 14.30% 15.56% 16.26% 16.48% 17.75% Cost of Deposits 0.00% 0.01% 0.01% 0.00% 0.00% Cost of Deposits -11.75% -12.68% -12.83% -11.59% -12.53% 1 Mexico MXN 11.00% 11.00% 11.17% 11.23% 11.33% Turkey FC 4.63% 4.70% 4.66% 4.65% 4.99% Yield on Loans 12.20% 12.11% 12.31% 12.49% 12.75% Yield on Loans 5.02% 5.04% 4.89% 4.87% 5.19% Cost of Deposits -1.21% -1.10% -1.15% -1.26% -1.42% Cost of Deposits -0.39% -0.34% -0.24% -0.21% -0.20% 1 Mexico FC 2.99% 2.96% 2.93% 2.88% 2.94% Argentina 15.48% 12.21% 12.73% 14.67% 14.75% Yield on Loans 3.02% 2.98% 2.95% 2.90% 2.96% Yield on Loans 27.29% 25.45% 26.46% 27.44% 29.74% Cost of Deposits -0.03% -0.02% -0.02% -0.02% -0.02% Cost of Deposits -11.81% -13.25% -13.73% -12.77% -14.99% Colombia 6.51% 6.30% 6.21% 6.12% 6.13% Yield on Loans 9.08% 8.72% 8.63% 8.57% 8.90% Cost of Deposits -2.57% -2.42% -2.41% -2.45% -2.77% Peru 5.05% 4.91% 5.22% 5.41% 5.33% Yield on Loans 5.37% 5.17% 5.46% 5.66% 5.71% Cost of Deposits -0.33% -0.25% -0.24% -0.26% -0.38% (1) Foreign currency

04 Stages breakdown by business areas

1Q22 Results 37 Stages breakdown by business area CREDIT RISK BREAKDOWN BY BUSINESS AREA (MAR-22, €M) BBVA Gross Accumulated Gross Accumulated Gross Accumulated SPAIN MEXICO GROUP Exposure impairments Exposure impairments Exposure impairments 1 72,972 665 5 9,141 854 Stage 1 341,187 2,163 Stage 1 Stage 1 3 8,525 2,212 2 0,593 8 62 4, 644 4 55 Stage 2 Stage 2 Stage 2 15 ,612 7, 477 8 ,436 3 ,656 1,943 931 Stage 3 Stage 3 Stage 3 Gross Accumulated SOUTH Gross Accumulated TURKEY Exposure impairments AMERICA Exposure impairments 38 ,193 3 06 Stage 1 36 ,355 310 Stage 1 4,592 440 Stage 2 Stage 2 6 ,144 3 88 3 ,072 1 ,550 Stage 3 1,904 1,190 Stage 3 Gross Accumulated Gross Accumulated Gross Accumulated COLOMBIA PERU ARGENTINA Exposure impairments Exposure impairments Exposure impairments Stage 1 13,371 98 1 6,293 15 7 3,064 29 Stage 1 Stage 1 1 ,577 15 1 Stage 2 3 ,948 182 371 2 4 Stage 2 Stage 2 7 25 525 Stage 3 Stage 3 1,039 5 66 59 45 Stage 3

05 Covid-related loans backed by State guarantees

1Q22 Results 39 Government covid-related backed loans € bn; MAR’22 (2) (3) (2) (3) GROUP SPAIN MEXICO TURKEY ARGENTINA COLOMBIA PERU Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight Households 1.4 0.9% (1) 1.2 1.2% 0.0 0.0% 0.0 0.0% 0.0 2.4% 0.0 0.5% 0.1 2.1% Corporates & SMEs 14.9 9.5% 12.3 13.8% 0.0 0.0% 0.0 0.2% 0.0 0.0% 0.2 4.3% 2.4 21.6% Other 0.0 0.0% 0.0 0.1% 0.0 0.0% 0.0 0.0% 0.0 0.0% 0.0 0.1% 0.0 0.0% (1) Total Outstanding 16.3 4.5% 13.5 6.2% 0.0 0.0% 0.0 0.1% 0.0 1.2% 0.2 1.5% 2.5 13.8% % guaranteed 78.7% 76.4% - 80.0% 100.0% 77.1% 91.0% by the State Note: data according to EBA criteria as of March 31, 2022. (1) Excludes undrawn commitments. (2) Includes mainly Spain, Rest of business and the NY branch. If we also consider undrawn credit lines, BBVA Spain has granted a total of 22.6 billion € ICO loans as of March 31, 2022 (of which 13.5 billion € is the outstanding drawn amount). (3) Garanti bank-only.

06 ALCO Portfolio, NII Sensitivity and LCRs & NSFRs

1Q22 Results 41 ALCO portfolio ALCO PORTFOLIO BREAKDOWN BY REGION (€ BN) Amort Cost Fair Value (HTC) (HTC&S) 47.7 45.6 52.0 Mar-22 (€BN) (€BN) (duration) 6.0 South America 0.2 5.8 0.7 years South America 4.0 4.0 10.5 Mexico 2.3 8.2 2.9 years Mexico 10.1 10.1 6.7 Turkey 6.7 3.6 3.1 3.9 years 5.7 Turkey Euro 14.5 14.3 4.7 years 28.8 26.9 Spain 11.2 5.7 1 25.8 Euro Italy 3.2 5.0 Rest 0.1 3.6 Mar-21 Dec-21 Mar-22 (1) Figures exclude SAREB senior bonds (€4.5bn as of Mar-21, Dec-21 and Mar-22) and High Quality Liquid Assets portfolios (€23.0bn as of Mar-21, €11.3bn as of Dec-21 and €11.1bn as of Mar-22) . 2 EURO ALCO PORTFOLIO MATURITY PROFILE EURO ALCO YIELD HQLA PORTFOLIO (€ BN) (MAR-22, %) (MAR-22, €) 22.6 11.1 bn 1.2% 2.4 3.0 0.7 2022 2023 2024 >=2025 (2) Note: HQLA – High Quality Liquid Assets

1Q22 Results 42 Liquidity and funding ratios BBVA GROUP AND SUBSIDIARIES LCR & NSFR (MAR-22) LCR NSFR 1 Total Group 152% (199%) 135% 2 173% 126% Euro 227% 146% Mexico 3 Turkey 240% 163% S. America >100% >100% All countries (1) LCR of 152% does not consider the excess liquidity of the subsidiaries outside the Eurozone. If these liquid assets are considered the ratio would reach 199%. (2) BBVA, S.A. liquidity management perimeter: Spain + branches of the outside network. (3) Calculated at bank-only local level Both LCR and NSFR significantly above the 100% requirements at a Group level and in all banking subsidiaries

07 CET1 Sensitivity to market impacts

1Q22 Results 44 CET1 Sensitivity 1 to Market impacts TO A 10% CURRENCY DEPRECIATION TO A 10% DECLINE IN TELEFONICA’S (MAR-22) SHARE PRICE (MAR-22) MXN -5bps -3 bps TRY -1bps TO +100 BPS MOVEMENT IN THE SPANISH SOVEREIGN BOND (MAR-22) USD +19bps -15 bps st (1) CET1 sensitivity considering the FL capital ratio as of Mar 31 ,2022.

08 RWAs by business area

1Q22 Results 46 Risk-Weighted Assets by business area Fully-Loaded RWAs Breakdown by business area (€m) Mar-21 Dec-21 Mar-22 Spain 107,872 113,797 109,623 Mexico 61,981 64,573 67,626 Turkey 53,252 49,718 49,589 South America 38,948 43,334 46,330 5,727 6,775 6,767 Argentina 1,577 1,636 1,888 Chile 12,609 14,262 15,853 Colombia 16,676 18,016 19,004 Peru Others 2,358 2,645 2,819 Rest of business 28,436 29,280 31,607 1 63,945 6,632 11,318 Corporate Center BBVA Group 354,433 307,335 316,095 (1) Includes RWAs from U.S. business sold

09 Book Value of the main subsidiaries

1Q22 Results 48 Book Value of the (1,2) main subsidiaries € BN; MAR’22 Mexico 14.9 Turkey 3.1 Colombia 1.5 Argentina 1.2 Peru 1.1 Chile 0.4 Venezuela 0.1 (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associate to each subsidiary has been deducted from its Book Value (2) Turkey includes the Garanti Group

10 TBV per share & dividends evolution

1Q22 Results 50 Shareholders’ return: TBV per share & dividends evolution TBV PER SHARE & DIVIDENDS (€ PER SHARE) TBV Dividends +12.6% 6.93 6.66 6.55 1 6.40 0.37 1 1 0.14 1 0.14 6.15 0.06 6.56 6.52 6.41 6.34 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 (1) April 2021 dividend per share (0.06 €), October 2021 dividend per share (0.08€) and April 2022 dividend per share (0.23€)

11 Garanti BBVA: wholesale funding

1Q22 Results 52

Turkey – Liquidity & funding sources

SOLID LIQUIDITY POSITION:

Total LTD ratio is at 82.1%, increasing by +2.4 p.p in 1Q22 mainly driven by FC LtD increase.

Foreign currency performing loans increased by USD 0.4 Bn (on a quarterly basis) to c. USD 11.3 Bn in 1Q22.

Liquidity ratios above requirements: Liquidity Coverage Ratio (EBA) of 240% vs ≥100% required in 1Q22.

LIMITED EXTERNAL WHOLESALE FUNDING NEEDS:

USD 6.8 Bn

FC LIQUIDITY BUFFERS

- Short Term Swaps
- Unencumbered FC securities
- FC Reserves under ROM[1]
- Money Market Placements

c. USD 10.8 Bn FC liquidity buffer

Note 1: All figures are Bank-only, as of Mar. 2022
Note 2: Total Liquidity Buffer is at c. USD 10.4 Bn
(1) ROM: Reserve Option Mechanism

EXTERNAL WHOLESALE FUNDING MATURITIES[2]

(USD BN)


Total 12M: USD 3.5 bn
0,8
0,9
1,1
0,7
3,3
2Q22
3Q22
4Q22
1Q23
>1Q23
Covered Bond
Subdebt
Syndication
Securitisation
Eurobond
Other[3]

USD 6.8 Bn total maturities

(2) Includes TRY covered bonds and excludes on balance sheet IRS transactions
(3) Other includes mainly bilateral loans, secured finance and other ST funding

Ample liquidity buffers and limited wholesale funding maturities

12 Digital metrics Digital & mobile customers Digital sales

1Q22 Results 54 Outstanding trends in digital and mobile clients DIGITAL CUSTOMERS MOBILE CUSTOMERS (MILLION CUSTOMERS, %) (MILLION CUSTOMERS, %) +36% +41% 41.5 43.6 34.7 37.0 29.4 32.0 Mar-20 Mar-21 Mar-22 Mar20 Mar-21 Mar-22 CUSTOMER PENETRATION RATE CUSTOMER PENETRATION RATE 59.4% 64.1% 54.5% 60.1% 70.0% 66.6% Note: data excluding USA, Paraguay and Chile.

1Q22 Results 55 Leveraging digital capabilities to grow sales trough digital channels (% OF TOTAL SALES YTD, # OF TRANSACTIONS AND PRV1) GROUP SPAIN MEXICO 77.4 73.8 75.5 69.8 67.3 64.7 59.7 59.4 UNITS 59.2 66.6 59.8 PRV 56.2 53.6 48.7 48.6 50.4 45.6 46.1 Mar-20 Mar-21 Mar-22 Mar-20 Mar-21 Mar-22 Mar-20 Mar-21 Mar-22 COLOMBIA TURKEY PERU 86.1 89.2 86.9 86.8 82.8 79.0 67.2 58.5 52.7 56.9 53.7 55.0 50.0 50.4 48.3 37.3 30.9 28.8 Mar-20 Mar-21 Mar-22 Mar-20 Mar-21 Mar-22 Mar-20 Mar-21 Mar-22 Group exclude USA, Venezuela, Chile and Paraguay. (1) Product Relative Value as a proxy of lifetime economic representation of units sold.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: April 29, 2022
By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón

Title: Authorized representative